July 25, 2011
Mr. Martin F. James
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Powell Industries, Inc. Form 10-K for the fiscal year ended September 30, 2010 Filed December 8, 2010 Form 10-Q for the quarter ended March 31, 2011 Filed May 4, 2011 File No. 001-12488
Dear Mr. James:
In response to your letter dated July 12, 2011, we have prepared the following responses to your comments based on your consideration of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010 and Form 10-Q for the quarter ended March 31, 2011.
For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.
Comments and Responses:
Form 10-K for the Fiscal Year Ended September 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Liquidity and Capital Resources, page 21
1.	We note the disclosure on page 52. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a) (1) of Regulation S-K and Section IV of SEC Release 33-8350.

Mr. Martin F. James
July 25, 2011

At September 30, 2010, we held approximately $100 million of cash in the U.S. and approximately $15 million outside the U.S. As discussed under Liquidity and Capital Resources, we also disclose that we have $43.3 million available under our U.S. Revolving Credit Facility and total long-term debt and capital lease obligations of $6.9 million. Based on this information, and the fact we do not anticipate the need to repatriate foreign earnings to the U.S. in the foreseeable future, we believe that the disclosure of the amount of cash and cash equivalents held outside the U.S. is not significant to our discussion of Liquidity and Capital Resources. We understand the comment and will update our disclosure as our liquidity and capital resources change in the future.
Item 8. Financial Statements and Supplementary Data, page 29
Note D. Acquisition, page 43
2.	We note that you acquired Powell Canada in fiscal 2010. Please tell us why you presented pro forma information related to this acquisition for fiscal year 2008. Discuss how you considered ASC 805-10-50-2(h) (3). Further, please tell us how you considered the disclosures required by ASC 805-10-50-2(h) (1).
We considered ASC 805-10-50-2(h)(3) and elected to include the results of the additional 2008 year as additional disclosure for our investors because the results for 2010 on a pro forma basis were not significantly different as the acquisition was made during the first quarter of fiscal 2010. We understand the comment and will address this disclosure with respect to future acquisitions.

We considered ASC 805-10-50-2(h) (1) in our disclosures. In Note N — Business Segments, we disclosed that “The operating results of Powell Canada are included in our Electrical Power Products business segment and contributed approximately $51 million of our revenues during fiscal year 2010.” Additionally, in Note E — Goodwill and Other Intangible Assets, we disclosed the impairment charge related to the acquisition of Powell Canada of $7.5 million, which was approximately 74% of the pretax loss for Powell Canada for Fiscal 2010. We did not believe the additional disclosure of an operating loss of approximately $2.6 million from the acquisition of Powell Canada, excluding the impairment charge, was significant since it was less than 10% (on an absolute basis) of our consolidated operating income of $45.0 million for Fiscal 2010 as reported in our Consolidated Statement of Operations. We understand the comment and will address this disclosure with respect to future acquisitions.
Note E. Goodwill and Other Intangible Assets, page 45
3.	Please tell us how you considered the disclosures required by ASC 350-30-50-2(a) (1).
ASC 350-30-50-2(a) (1) requires disclosure of the gross carrying amount and accumulated amortization, in total and by major intangible asset class. We have the following net intangible amounts at September 30, 2010 (In thousands):

Mr. Martin F. James
July 25, 2011

	Gross		Foreign
	Historical	Accumulated	Currency
	Costs	Amortization	Translation	Net
Supply Agreement	$17,580	$(4,881)	$—	$12,699
Purchased Technology	11,444	(6,953)	—	4,491
Non-Compete Agreements	5,330	(3,671)	33	1,692
Trade Name	4,215	(362)	122	3,975
Customer Relationships	3,376	(199)	98	3,275

Total	$41,945	$(16,066)	$253	$26,132

The total net intangible asset of $26.1 million is approximately 6.5% of our total assets. Our largest intangible asset (“major intangible asset class”), our supply agreement, is $12.7 million and is approximately 3.2% of our total assets.

We did not believe that our intangible asset as a whole, or any “major” intangible asset class, were significant to our financial position to provide an understanding of our business. Thus, we omitted certain disclosures as required by ASC 350-30-50-2 (a) (1). We have duly noted your comment and will include the gross carrying amount and accumulated amortization, in total and by major intangible asset classes in future filings.
Note N. Business Segments, page 64
4.	Please tell us how you considered the disclosures required by ASC 280-10-50-22.
We report two operating segments, Electrical Power Products and Process Control Systems. As noted in Note N on page 64 of our Form 10-K, Process Controls is not significant to the overall results of operations of the Company. Accordingly the Revenues, Income Before Income Taxes and Total Assets for the Process Control Systems for the three years ended September 30, 2010 is less than 10% of the combined Revenues, Income Before Income Taxes or Total Assets for the Company. However, in accordance with ASC 280-10-55-12, Management has included various disclosures we believe are useful to the readers of our financial statements. The list below is how we addressed the various items in ASC 280-10-50-22:
a.	Revenues from external customers — disclosed.

b.	Revenues from transactions with other operating segments of the same public entity — none.

c.	Interest revenue — We do not believe this is a significant measure of segment operating results as interest income has been less than 1% of our income before income taxes for the three years ended September 30, 2010.

d.	Interest expense — We do not believe this is a significant measure of segment operating results as our debt to total capitalization is relatively low at 2.4% as disclosed in Liquidity and Capital Resources.

Mr. Martin F. James
July 25, 2011

e.	Depreciation, depletion, and amortization expense — We will include this disclosure in future filings.

f.	Unusual items as described in paragraph 225-20-45-16 — One item was considered significant for disclosure, see discussion of “mediated settlement” as it was not disclosed elsewhere in the Notes to Consolidated Financial Statements. We disclosed, in Note D — Acquisitions, that Powell Canada was included in our Electrical Power Products business segment. Additionally, in Note D, we referred the reader to Note E — Goodwill and Other Intangible Assets, for discussion of the impairment related to the Powell Canada Acquisition.

g.	Equity in the net income of the investees accounted for by the equity method — none.

h.	Income tax expense — We do not believe this is a significant measure of segment operating results.

i.	Extraordinary items — none.

j.	Significant noncash items other than depreciation, depletion and amortization expense — We disclosed in Note D — Acquisitions, that Powell Canada was included in our Electrical Power Products business segment. Additionally, in Note D we referred the reader to Note E — Goodwill and Other Intangible Assets, for discussion of the impairment related to the Powell Canada Acquisition.
Item 11. Executive Compensation, page 67
5.	We note your disclosure on page 23 of your proxy statement under the “Long-term Compensation Plan” section. Please tell us and revise future filings to clarify how the factors mentioned in the third paragraph are applied and weighted to determine the number and types of equity awards under the long-term compensation plan for both the performance and time-vesting stock awards. Your disclosure should address how these factors relate to those in the second bullet point on page 24 of your proxy statement.
With respect to the third paragraph of the subsection titled “Long-Term Compensation Plan” on page 23, we do not place any particular objective weight on each of the factors listed. The Compensation Committee considers all of the listed factors together and makes a subjective determination based on all of them taken together along with peer group data provided by the Committee’s compensation consultant. Based on the peer group survey and the corresponding job responsibilities of participants, the Committee establishes targeted equity incentive compensation which is defined as a percentage of the executive’s salary as of October 1 of that year (“eligible salary”).

With respect to the particular grants mentioned in the second bullet point on page 24 relating to grants of restricted stock, the Committee does use the objective factors listed there to determine the number of shares to grant. The Committee uses a percentage of eligible salary on the award date to quantify the targeted equity compensation. The eligible salary on the award date of the participant is multiplied by the percentage of eligible salary previously established by the Committee and then divided by the Company’s stock price on the award date to determine the number of targeted shares to be granted for the three year performance period beginning the first day of the new fiscal year.

Mr. Martin F. James
July 25, 2011

6.	Regarding your disclosure on page 23 of your proxy statement, please tell us and revise future filings to clarify how you determine the number of time-vesting restricted stock awards to grant your CEO.
The 2009 Hewitt Study which the Compensation Committee used for guidance, indicated the CEO’s total compensation was below market. The Committee also recognized the need for a retention element in the CEO’s compensation plan. On October 1, 2009, the Compensation Committee made a determination to provide special compensation to the Chief Executive Officer in the form of a time-vesting, restricted stock award consisting of 10,000 shares of common stock. The Compensation Committee determined the number of shares after several discussions about Mr. McDonald’s performance, the CEO’s total compensation relative to market, and the benefits to the Company of an expanded retention element to the CEO’s overall compensation package.
Signatures, page 70
7.	In your future filings, please revise the “Signatures” page so that the principal executive officer, the principal financial officer and the controller or principal accounting officer sign the registration statement beneath the second paragraph required on the “Signatures” page. Refer to General Instruction D to Form 10-K.
We understand the comment and will address in future filings.
Form 10-Q for the Quarterly Period Ended March 31, 2011
Item 5. Other Information, page 25
8.	Please tell us where you have disclosed the results of the voting on proposals 2 and 3 of your most recent proxy statement.
We inadvertently left out the results of the voting on proposals 2 and 3 of our most recent annual meeting in the referenced Form 10-Q, which results were as follows:

Proposal No. 2: “Say-on-Pay” advisory vote: FOR 9,372,480 AGAINST 139,015 ABSTAIN 24,221

Proposal No. 3: Frequency of future “Say-On-Pay” advisory vote: ONE YEAR 4,633,432 TWO YEARS 105,946 THREE YEARS 4,175,224 ABSTAIN 6,946

We have included this information in a Form 8-K under Item 5.07 filed July 22, 2011.

Mr. Martin F. James
July 25, 2011

As requested in your July 12, 2011 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any additional questions, please contact me by phone at (713) 944-6900, fax at (713) 947-4435 or e-mail at don.madison@powellind.com. We will be pleased to provide any additional information that may be necessary.
Sincerely,
POWELL INDUSTRIES, INC.
/s/ Don R. Madison
Don R. Madison
Executive Vice President,
Chief Financial and Administrative Officer

Copies to:	Eric Atallah, Staff Accountant Kate Tillan, Assistant Chief Accountant Gabe Eckstein, Staff Attorney Tim Buchmiller, Reviewing Attorney